PO Box 9777 Federal Way, WA 98063-9777 Tel 253-924-7170 Fax 253-924-3174

July 30, 2009

Mr. Jay Ingram
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Subject:	Weyerhaeuser Company
Form 10-K for the fiscal year ended December 31, 2008
Filed February 26, 2009
File # 1-4825

Dear Mr. Ingram:

This letter responds to the comments included in the staff’s letter dated June 18, 2009 relating to Weyerhaeuser Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008.

Definitive Proxy Statement Filed March 10, 2009

Compensation Discussion & Analysis, page 14
Determination of Compensation, page 15
Total Compensation, page 15

1.
We note your response to comment five in our letter dated April 6, 2009.  We continue to believe that investors will benefit from enhanced disclosure that captures the correlation between performance, as guided by the Performance Management Process, and the payouts awarded to each of your named executive officers in 2008.  For each named executive officer please tell us the specific factors that the compensation committee considered in deriving the payouts awarded for each component of compensation and provide critical analysis and insight into why the compensation committee determined that the levels of compensation were appropriate in light of the factors considered.

Response

Weyerhaeuser uses a compensation approach for its named executive officers that is designed to achieve several key objectives, including:

•	focusing decision-making and behavior on goals that are consistent with the overall business strategy,
•	reinforcing a pay-for-performance culture and
•	allowing the Company to attract and retain employees with the skills critical to the Company’s long-term success.

United States Securities and Exchange Commission
July 30, 2009

To achieve these objectives, Weyerhaeuser uses a mix of base pay, incentive opportunities (short and long-term), and other benefits and rewards.  The various compensation programs are intended to be competitive in the market and to enable the Company to attract and retain key talent, while concentrating a majority of the executives’ reward opportunities in at-risk incentive pay that requires performance against measurable objectives to achieve payouts.  The design of the compensation programs is intended to support the Company’s overall business objectives and increase long-term shareholder value.

To provide a competitive overall compensation and benefits package that is tied to creating shareholder value and supports the execution of its business strategies, Weyerhaeuser uses a range of components.  The combination of the components and the amount of each component is influenced by the role of the person in the Company, market surveys and the total value of all the compensation, benefits and perquisites available to the person.  In general, the Company positions itself at the median for each of the different components of total pay so that total compensation for the CEO and the named executive officers is comparable to the Company’s peers.

Weyerhaeuser regularly reviews market compensation levels to determine if total compensation for its employees remains in the targeted median pay range.  This includes reviewing the pay practices of identified pay peers, as well as reviewing available surveys of pay practices in comparably-sized companies in the forest products, general and manufacturing industries.  Although pay data generally is combined into a market composite for comparison purposes, the Committee may review data sources separately to understand pay differences, if any, by industry or business segment and to assess whether any changes in pay data from year to year reflect true market trends.  The Committee uses its judgment and discretion in determining targeted pay ranges based on external pay data and the Company's compensation philosophy and principles described in the CD&A.  Total compensation paid to the named executive officers in 2008 fell generally at the median of the competitive market.

The Company uses an annual performance management process (“PMP”) for its employees to assess individual performance.  In the PMP process, each of the named executive officers establishes his or her performance goals at the beginning of the year in consultation with the employee’s manager.  The performance goals against which executive performance is assessed multiple times during the year, is a broad spectrum of metrics, such as safety results for the business or function, diversity accomplishments, talent development, financial and operating results, strategy, corporate responsibility, customer value delivery and competitive performance.  Key performance goals for 2008 were principally in the areas of: safety, diversity, financial performance, relative competitive performance and customer value delivery. The assessment of each named executive officer at the end of the year against these multiple goals results in an aggregate ranking of exceeds, achieves or below.  This overall ranking is one factor in decisions regarding compensation.  Each of the named executive officers was deemed to have performed at the level of achieves or above in relation to his or her goals.

United States Securities and Exchange Commission
July 30, 2009

The Committee established a target level for base salaries for each executive officer position based on the median of competitive market.  Grants of base salary were generally at target for the named executive officers, based on their attaining achieves performance rating against their PMP.  Grants of higher than target salaries were made to Mr. Fulton, Mr. Gideon and Mr. Chandrasekaran.  Mr. Fulton’s increase was associated with his appointment as president.  He did not receive a further increase when he was promoted to the position of chief executive officer.  Although this base salary level is slightly below market median base pay, the Compensation Committee felt it was appropriate given the restructuring and downsizing of the company.  Mr. Gideon’s increase was granted in recognition of his performance as senior vice president of Containerboard, Packaging and Recycling.  He was asked to take responsibility for leading the Containerboard, Packaging and Recycling segment effective March 20, 2007.  In that position, he was responsible for restructuring the segment, improving results of the segment’s operations and leading the segment profitably and safely through a $6 billion sale of the assets.  He then was promoted to the role of executive vice president, Forest Products.  Mr. Chandrasekaran’s increase was in recognition of his promotion to the position of senior vice president, Cellulose Fibers in December 2006 and his performance in that role.  During 2007, he was responsible for improving the profitability, operational efficiencies and safety records of the businesses under his leadership.  His grant also was larger than target to position his base salary closer to the competitive midpoint for his new position.

The Company’s named executive officers also participate in an annual incentive plan (“AIP”), which is a cash bonus incentive plan designed to focus executive officers and other participants on maximizing efficiency and generating strong financial performance.  U.S. and Canadian salaried employees, including executive officers, participate in the AIP to ensure that all employees have the common goal of improved operating performance.  The AIP is funded based on the Company’s return on net asset performance. AIP funding targets are established at the beginning of each plan year by the Compensation Committee and are not subject to adjustment by Company management.  Each position in the Company, including executive positions, is assigned a target bonus opportunity reflecting competitive practices in the market for similar position.  Targets for the named executive officers ranged from 45% to 125% of base pay.  In general, executive officers with a PMP rating of achieves receive an AIP award at or near their funding-adjusted individual target level.  Executive officers with an exceeds rating receive an AIP award that is greater than their individual funding-adjusted target.  For 2008, although each of the named executive officers was deemed to have performed at the level of achieves or above in relation to his or her goals, no bonuses were paid because the level of RONA performance required for the threshold level of funding was not met.

The Committee established a target level of long-term incentives for each executive officer position based on the median of competitive market long-term incentives values as a percent of base salary.  The total value of the target award was granted half in options and half in restricted stock.  The one exception to the grants of two types of equity were the grant made to the Canadian named executive officer, whose total grant was in the form of stock appreciation rights for tax reasons.  Grants of options to the named executive officers were generally at target based on their attaining achieves performance ratings against their PMP.  Mr. Gideon’s grant, however, was above target in recognition of his performance as senior vice president of Containerboard, Packaging and Recycling.  Mr. Gideon, who had been the senior vice president for Timberlands, was appointed senior vice president of Containerboard, Packaging and Recycling effective March 20, 2007.  In this new position, Mr. Gideon was responsible for restructuring the segment, improving the segment’s results of operations and leading the segment profitably and safely through a $6 billion sale of the assets.  Grants of restricted stock were generally at or slightly above target for the respective position of the named executive officer.

United States Securities and Exchange Commission
July 30, 2009

The Compensation Committee awarded an additional equity grant to Mr. Neeser in April 2008 in recognition of his performance in leading a small team through a complex and difficult project comprised of the partitioning of joint venture assets in Uruguay and Australia, the sale of joint venture assets in Australia to two separate parties and the sale of joint venture assets in New Zealand.

2.
Notwithstanding your statement in your response to comment nine in our letter dated April 6, 2009 that the “grant awarded to Mr. Neeser in April 2008 was not a compensation grant,” we view the equity grant as compensation for purposes of your disclosure obligations under item 402 of Regulation S-K and would accordingly expect to see appropriate disclosure in the DC&A addressing the payout.  Please advise.

Response
In future filings we will include disclosure in the CD&A relating to any payout of equity that one of the named executive offices may receive as recognition in connection with a special project.

If you have any questions regarding this response, please call me at 253-924-7071 or call Claire Grace, Vice President, Corporate Secretary and Assistant General Counsel, at 253-924-5272.

Very truly yours,
Weyerhaeuser Company

/s/ Jeanne M. Hillman
Jeanne M. Hillman
Vice President and Chief Accounting Officer